

Mail Stop 3720

April 27, 2006

<u>VIA U.S. MAIL AND FAX (888) 569-4927</u>

Mr. Paul Saleh
Chief Financial Officer
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia   20191

>   **Re:**   **Sprint Nextel Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 7, 2006**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 1-04721**

Dear Mr. Saleh:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, General and Administrative Expense, page 54

1. We note that SG&A expense includes a "shift in the compensation of third party dealers from a discounted handset-based plan to a commissions-based plan that was implemented in 2005."

   - Provide us with more details of your old plan to the new plan, highlighting any differences. Provide us with examples illustrating compensation under the old plan versus the new plan.
   - Tell us your consideration of Issues 1 and 6 of EITF 01-9 as each applies to either the discounted handset-based plan or the commissions-based plan.

Future Contractual Obligations, page 67

2. We note that purchase obligations totaling $5 billion are excluded from the table. The related purchase orders were disclosed on page F-48 as enforceable and legally binding and will become due in the next twelve months. Pending any change orders, it is unclear to us why you have not reported the amounts on the table as prescribed in Section III.D of Rule 33-8182, with any explanatory notes in the footnotes. Please advise or revise.

Consolidated Statements of Operations, page F-6

3. It appears from your disclosures on pages 50-51 and 56 that product sales exceed 10% of total consolidated revenues. Accordingly, please state separately service revenues from product sales, as well as their corresponding costs of sales and revenues. Refer to Rule 5-03(b) of Regulation S-X.

Note 1. Summary of Operations and Significant Accounting Policies

Property, Plant and Equipment, page F-17

4. In the wireless segment, tell us your analysis of the impact of the FCC-mandated reconfiguration on the remaining economic lives of iDEN network equipment and software, including assets that are frequency dependent and may no longer operate in bands of spectrum during the reconfiguration process. On page 16, we note that the Report and Order requires you to complete the first phase of reconfiguration of the 800MHz band in certain of your markets, including many of your larger markets, within

an 18-month period. In your response, please address Nextel's preliminary assessment on page 48 of its 2004 Form 10-K.

Intangible Assets, page F-18

5. We note that you utilized a third party valuation firm in your annual impairment review. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Note 2. Business Combinations, page F-20

6. We note your disclosure on page F-24 with respect to affiliate acquisitions. Tell us, and further disclose if you have completed, or still are in the process of completing, the accounting for your preexisting relationship with these affiliates. Refer to EITF 04-1.

Note 9. Long-term Debt and Capital Lease Obligations

Senior Notes, page F-37

7. In view of the guarantees of Sprint Capital Corporation's 6.875% Notes due 2028, tell us your consideration of Rule 3-10 of Regulation S-X.

Other, page F-39

8. Refer to your disclosure with respect to dividend restrictions on $432 million of certain of your subsidiaries' retained earnings as of December 31, 2005. Tell us if the restricted net assets of the subject subsidiaries exceed 25% of your consolidated net assets as of the balance sheet date. Refer to Rule 4-08(e)(3) of Regulation S-X.

Note 12. Derivative Instruments and Hedging Activities, page F-41

Interest Rate Swaps, page F-42

9. We note that you held only fair value hedges for which you recognized changes in the fair values in accumulated other comprehensive loss on the Consolidated Balance Sheets. Please tell us how you applied paragraph 22 of SFAS 133 in accounting for these hedges and your basis under GAAP to record the changes in fair value of the hedges in accumulated other comprehensive loss in the consolidated balance sheets.

10. In view of your use of multiple interest rate swaps to hedge a portion of your senior notes, explain to us your basis for concluding that the interest rate swaps and the underlying hedged items would qualify for hedging accounting under the shortcut method. Please give full consideration of SFAS 133 and the related GAAP literature in supporting your determination.

*   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director